SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO)

First dividend distribution of 2026

COMPANHIA PARANAENSE DE ENERGIA - COPEL (“Company”) hereby informs its shareholders and the market in general that its Board of Directors has approved, as of today, the distribution of earnings in the form of Interest on Equity (“IoE”) in the gross amount of R$ 706,000,000.00 (seven hundred and six million reais), based on the retained earnings reserve account as reported in the Financial Statements as of December 31, 2025, as follows:

JCP
Payment Date	September 30, 2026
Gross amount per common share – ON	R$ 0.23770345099

Note: Complementary Law No. 224/2025 amended Law No. 9,249/1995 and increased the withholding tax on interest income from 15% to 17.5%, effective as of January 1, 2026.

RECORD DATE: Shareholders of the Company as of the record date of April 29, 2026, shall be entitled to the declared IoE, subject to trades executed up to and including that date (“Record Date”).

EX-DIVIDEND DATE: The shares will be traded ex-dividend as of April 30, 2026, inclusive.

PAYMENT METHOD: Payment of the IoE will be made by crediting the bank checking account listed in the shareholder’s records. Therefore, shareholders must keep their bank information up to date with their custodian.

SERVICE:

Bookkeeping Agent: Banco Itaú (Asset Bookkeeping)

Avenida Brigadeiro Faria Lima, 3,500, 3rd floor, SP ZIP Code: 04538-132

Major Cities and Metropolitan Areas: 3003-9285 (WhatsApp) / Other Regions: 0800 720 9285

Email: preatendimentoescritural@itau-unibanco.com.br

Overseas Custodian Bank: The Bank of New York Mellon

101 Barclay Street, 22ndFloor / New York - NY - 10286

Phone: (212) 815-7118

Email: cassandra.miranda@bnymellon.com

Curitiba, April 15, 2026

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com | (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.